UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                      April 6,
2021

  Peter Soparkar
  Chief Legal Officer
  Adverum Biotechnologies, Inc.
  800 Saginaw Drive
  Redwood City, California 94063

          Re:     Adverum Biotechnologies, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 5, 2021
                  File No. 001-36579

  Dear Mr. Soparkar,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  General
  1. Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders to be disclosed on the first page of the proxy statement.
The term    proxy
     statement    is defined in Rule 14a-1(g). Please relocate the projected date of distribution
     from page 3 to page 1 of the proxy statement as defined.

  What are the voting recommendations of the Adverum Board?, page 6

  2. The disclosure indicates that if any other matter is properly brought before the annual meeting, the proxy holder has the authority to vote on such matters in their discretion. Please revise the disclosure regarding the intended use of the discretionary authority available under
     Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised. In addition, please make conforming changes to page
     47 and the form of proxy.
 Peter Soparkar
c/o Adverum Biotechnologies, Inc.
April 6, 2021
Page 2

Proposal No. 1 | Election of Directors, page 18

3. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

4. The disclosure at page 32 indicates Adverum has    entered and expect[s] to
continue to enter
   into agreements to indemnify our directors       Please revise to clarify or
confirm, if true,
   that indemnification agreements exist between the registrant and the director nominees.
   Refer to Item 7(b) of Schedule 14A and corresponding Item 401(a) of Regulation S-K. To the extent the line item disclosure requirement is deemed inapplicable, a negative response is not required to be disclosed in the proxy statement as permitted under Rule 14a-5(a).

Proposal No. 3 | Advisory Vote on Executive Compensation, page 26

5. Disclose the current frequency of advisory votes on executive compensation required by Rule
   14a-21(a) and when the next such vote will occur. See Item 24 of Schedule
14A.

Information Regarding Ownership of Company Securities by Participants, page A-2

6. The disclosure indicates that certain executive officers are    deemed    to
be    participants    in
   the solicitation. Instruction 3 to Item 4 of Schedule 14A, however, governs the unqualified determination of whether a person is a participant in a solicitation. Use of
the term    deem
   could be understood to imply that some uncertainty exists as whether such persons are in fact participants. Please revise to remove the implication that circumstances exist when such persons would not be considered participants in the context of this solicitation.


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions
 Peter Soparkar
c/o Adverum Biotechnologies, Inc.
April 6, 2021
Page 3

 cc:   Kenneth Guersney, Esq.
       Brett White, Esq.
       Graham Robinson, Esq.
       Richard Grossman, Esq.